MORGANS HOTEL GROUP

January 13, 2015

VIA EDGAR CORRESPONDENCE AND TELECOPY

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Attn:	Mr. Daniel Gordon

Mr. Jorge Bonilla

Ms. Kim McManus

Ms. Jennifer Gowetski

Re:	Morgans Hotel Group Co.

Form 10-K for Fiscal Year Ended December 31, 2013, filed March 13, 2014

File No. 001-33738

Ladies and Gentlemen,

On behalf of Morgans Hotel Group Co. (the “Company”), and in response to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in its letter dated December 29, 2014 (the “Comment Letter”), the Company submits this letter containing its responses to the Comment Letter. For the Staff’s convenience, the Company has restated each of the Staff’s comments below followed by the Company’s responses thereto.

Comment #1:    Item 2. Properties, page 38, Managed Operations, page 42

We note your disclosure on page 42 that your management agreements have varying terms and your disclosure on page 26 that, in 2013, you failed performance tests under your management agreements at certain venues. Please revise your disclosure in future Exchange Act filings to provide more detail regarding the material terms of your management agreements and discuss, as applicable, your ability to meet material performance tests going forward.

Response to Comment #1:

The Company acknowledges the Staff’s comment and will discuss in future Exchange Act filings the Company’s ability to meet performance tests to the extent the Company believes it will be unable to satisfy any material performance tests.

The Company is currently subject to performance tests under certain of its hotel management agreements, although in 2013 and currently, the Company is in compliance with these performance tests and is not exercising any contractual cure rights. Generally, the performance tests are two part tests based on achievement of budget or cash flow and revenue per available room indices. In addition, once the performance test period begins, which is generally multiple years after a hotel opens, each of these performance tests must fail for two or more consecutive years and the Company has the right to cure any performance failures, subject to certain limitations. The Company will provide this additional information about its hotel management

MORGANS HOTEL GROUP CO 475 TENTH AVENUE NEW YORK CITY NY    10018 PHONE 212 277 4100 FAX 212 277 4290

agreements in future filings. Additionally, to the extent there is a risk of termination of a hotel management agreement, or a material risk to the Company’s investors, the Company will consider disclosing the risk in future filings.

The Company currently does not consider any of one of its hotel management agreements to be material to the Company or that termination of a particular hotel management agreement, including any applicable termination fees, would have a material and adverse impact on the Company’s business. As these agreements individually are not material, the Company also does not believe the disclosure of their terms would be material to investors. Further, the Company believes that the specific terms included in its management agreements are proprietary and disclosure of such terms would be competitively harmful to the Company. As a result, the Company does not believe the disclosure of the terms of its management agreements in future filings is required and could adversely affect the Company, so the Company does not intend to provide more details about the terms of its individual management agreements.

With respect to the Company’s failure to meet performance tests under management agreements at certain venues managed by the Company’s subsidiary The Light Group (“TLG”) in the fiscal year ended December 31, 2013, the Company disclosed in a Current Report on Form 8-K filed with the Commission on December 16, 2014 that it had entered into a definitive material agreement to sell its ownership interest in TLG to a third party. The Company expects this transaction to close in January 2015 and, as a result, the Company’s disclosure with regard to its investment in TLG and TLG’s management contracts would be condensed in the Company’s Annual Report on Form 10-K for the year ended December 31, 2014.

Comment #2:    Note 9. Income Taxes, page F-51

Given your history of pretax operating losses, please provide us with a detailed analysis of the positive and negative evidence you considered, and the weight you placed on each factor, in determining that no additional valuation allowance was warranted. Refer to ASC 740-10-30-16 through 25.

Response to Comment #2:

In the Company’s Form 10-K for the year ended December 31, 2013, the Company disclosed that it had established a reserve of approximately $146.4 million, which resulted in net deferred tax assets of approximately $78.8 million as of December 31, 2013.

In accordance with ASC 740-10-30-5e, the Company performed an analysis of its ability to realize the benefits of these deferred tax assets. With reference to applicable accounting literature and related guidance for appropriate considerations regarding the establishment of a valuation allowance against deferred tax assets, the Company considered the weight of available evidence, both positive and negative, in determining the amount of valuation allowance to be recorded. Additionally, the Company referred to ASC 740-10-30-18, which describes the following sources of taxable income that must be considered when measuring the future realizability of deferred tax assets:

(1)	Future reversals of existing taxable temporary differences;

(2)	Future taxable income exclusive of reversing temporary differences;

(3)	Taxable income in prior carryback years; and

(4)	Tax planning strategies.

Key factors the Company considered during its analysis included its strategy to reduce its reliance on real estate ownership, its strategy to utilize its significant tax net operating loss carryforwards, the hotel real estate sales and financing markets, the Company’s obligations and cash flow needs, the estimated equity value of its assets, the Company’s historical operating losses under the United States generally accepted accounting principles, and the Company’s future projected operating income.

The Company’s growth strategy shifted towards an “asset light” business model in 2011. During 2011, the Company sold five hotels it had previously owned, or partially owned, at significant gains and utilized its tax net operating loss carryforwards to maximize proceeds while retaining management of each hotel pursuant to long-term management agreements.

Based on this strategy to reduce reliance on its owned real estate and utilize its net operating loss carryforwards and the Company’s analysis, the Company concluded that it is more likely than not that a sale of one of its real estate holdings will occur over the next three years. Based on market opportunities and other factors, the Company selected the wholly-owned asset most likely to be sold. The Company used an appraisal prepared for its lenders, which was performed in December 2013, as the basis for the asset’s fair market value in computing the tax gain, and concluded that the book value was significantly less than the fair market value. The calculation took into consideration the related carrying costs and discounted rates in accordance with ASC 740-10-55-43 through 44. The majority of the balance in the deferred tax asset account is supported by the projected gain on the sale of this asset.

The Company believes that this tax strategy falls within the guidance of ASC 740-10-30-19 and is considered to be prudent and feasible based upon management’s control and ability to implement the tax strategy to achieve the realization of deferred tax assets.

The Company’s sale of one of its wholly-owned assets supports the positive evidence in determining the realizability of the deferred tax asset. While the Company’s history of pre-tax operating losses presents negative evidence, it believes that the likelihood of an asset sale outweighs the negative evidence. The Company believes it is more likely than not that it will transition to an income position in the future due to an asset sale and will be able to utilize a portion of its deferred tax assets. Therefore, a valuation allowance should only be recorded on the unrealized portion of the deferred tax assets, which is consistent with the valuation allowance the Company recorded for the year ended December 31, 2013.

*    *    *

In connection with the Staff’s comment letter, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any further questions, please contact me at (212) 277-4188. Thank you for your time and attention to this matter.

Very truly yours,

/s/ RICHARD SZYMANSKI
Richard Szymanski
Chief Financial Officer